SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
          AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER
             THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*

                                   GAIAM, INC.
                                (Name of Issuer)

                Class A Common Stock, $0.0001 Par Value Per Share
                         (Title of Class of Securities)

                                    3268Q103
                                 (CUSIP Number)

                                  June 17, 2005
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

-----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 2 OF 9
------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Prentice Capital Management, LP
------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
(3)      SEC USE ONLY
------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
------------------------------------------------------------------------------

NUMBER OF         (5)     SOLE VOTING POWER
                                          0
SHARES            ____________________________________________________________

BENEFICIALLY      (6)     SHARED VOTING POWER
                                          1,555,497 (See Item 4)
OWNED BY          ____________________________________________________________

EACH              (7)     SOLE DISPOSITIVE POWER
                                          0
REPORTING         ____________________________________________________________

PERSON WITH       (8)     SHARED DISPOSITIVE POWER
                                          1,555,497 (See Item 4)
------------------------------------------------------------------------------
         (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                                          1,555,497 (See Item 4)
------------------------------------------------------------------------------
         (10)  CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES                   [ ]
------------------------------------------------------------------------------
         (11)  PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
                                          14.9 % (See Item 4)
------------------------------------------------------------------------------
         (12)  TYPE OF REPORTING PERSON
                                          PN
------------------------------------------------------------------------------

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 3 OF 9
------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael Zimmerman
------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
(3)      SEC USE ONLY
------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
------------------------------------------------------------------------------

NUMBER OF         (5)      SOLE VOTING POWER
                                          8,705
SHARES            ____________________________________________________________

BENEFICIALLY      (6)      SHARED VOTING POWER
                                          1,558,497 (See Item 4)
OWNED BY          ____________________________________________________________

EACH              (7)      SOLE DISPOSITIVE POWER
                                          8,705
REPORTING         ____________________________________________________________

PERSON WITH       (8)      SHARED DISPOSITIVE POWER
                                          1,558,497 (See Item 4)
------------------------------------------------------------------------------
         (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                                          1,567,202 (See Item 4)
------------------------------------------------------------------------------
         (10)  CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES                   [ ]
------------------------------------------------------------------------------
         (11)  PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
                                          15.0 % (See Item 4)
------------------------------------------------------------------------------
         (12)  TYPE OF REPORTING PERSON
                                          IN
------------------------------------------------------------------------------

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 4 OF 9

ITEM 1(a).     NAME OF ISSUER:

               Gaiam, Inc. (the "Company")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               360 Interlocken Boulevard
               Broomfield, Colorado 80021

ITEM 2(a).     NAME OF PERSON FILING:

         This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

               (i) Prentice Capital Management, LP, a Delaware limited partnership ("Prentice Capital Management"), with respect to the shares of Class A Common Stock, par value $0.0001 per share (the "Shares"), reported in this Schedule 13G held by certain investment funds and managed accounts.

               (ii)  Michael  Zimmerman,   who  is  the  Managing  Member of (a)
                     Prentice  Management  GP,  LLC,  the  general   partner  of
                     Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds, with respect to the Shares reported in this Schedule 13G held by certain investment funds and managed accounts.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the principal business office of Prentice Capital Management and Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

ITEM 2(c).     CITIZENSHIP:

         Prentice Capital Management is a Delaware limited partnership. Michael Zimmerman is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.0001 per share

ITEM 2(e).     CUSIP NUMBER:      3268Q103

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 5 OF 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ]  Broker or dealer registered under Section 15 of the Act;

               (b) [ ]  Bank as defined in Section 3(a)(6) of the Act;

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

               (e) [ ] Investment Adviser registered under Section203 of the Investment Advisers Act of 1940: see Rule
                        13d-1(b)(1)(ii)(E);

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

               (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO Rule 13d-1(c),  CHECK THIS
BOX.   [x]

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 6 OF 9

ITEM 4.   OWNERSHIP.

     Prentice Capital Management serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP and Prentice Capital Offshore, Ltd.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Schedule 13G.

     The investment funds and managed accounts for which Prentice Capital Management serves as investment manager entered into an amended and restated stock purchase agreement with the Company as of June 16, 2005 (the "Purchase Agreement"), pursuant to which the Company agreed to issue and sell to the investment funds and managed accounts up to an aggregate of 2,821,317 Shares; provided, however, that at any time prior to 9:00 a.m. New York City time on July 1, 2005, the Company may elect to reduce the aggregate number of Shares to be sold to the investment funds and managed accounts to 1,000,000 Shares. The sale of the Shares to the investment funds and managed accounts under the Purchase Agreement is expected to close on the earlier of the fourth business day after the Company makes such election and July 8, 2005, and is subject to customary closing conditions. Because the Company is obligated to sell 1,000,000 Shares to the investment funds and managed accounts, such Shares have been included in this Schedule 13G.

     The above description of the transaction is only a summary and is qualified in its entirety by reference to the Purchase Agreement, which is attached to this Schedule 13G as Exhibit 2 and incorporated into this Schedule 13G by reference.

     Michael  Zimmerman   personally  owns  8,705  Shares  and  has  voting  and
dispositive authority over 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc.

     The percentages used herein are calculated based on the Shares issued and outstanding as of May 3, 2005, as reported in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended March 31, 2005.

     Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Schedule 13G. Michael Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13G not personally owned by him.

      A.  Prentice Capital Management

          (a) Amount beneficially owned: 1,555,497

          (b) Percent of class: 14.9%

          (c) Number of shares as to which such person has:

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 7 OF 9

              (i)    sole power to vote or to direct the vote: 0

              (ii)   shared power to vote or to direct the vote: 1,555,497

              (iii)  sole power to dispose or to direct the disposition: 0

              (iv)   shared power to dispose or to direct the disposition:
                     1,555,497

      B.  Michael Zimmerman

          (a) Amount beneficially owned: 1,567,202

          (b) Percent of class: 15.0%

          (c) Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote: 8,705

              (ii)   shared power to vote or to direct the vote: 1,558,497

              (iii)  sole power to dispose or to direct the disposition: 8,705

              (iv)   shared power to dispose or to direct the disposition:
                     1,558,497

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              See Item 4.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 8 OF 9

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

     Each of the Reporting Persons hereby makes the following certification:

     By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G

CUSIP No. 3268Q103                                           PAGE 9 OF 9

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



DATED:  June 17, 2005                       PRENTICE CAPITAL MANAGEMENT, LP
                                            By: Prentice Management GP, LLC,
                                            its General Partner

                                            /s/ Michael Zimmerman
                                            -------------------------------
                                            Name:  Michael Zimmerman
                                            Title: Managing Member

                                            MICHAEL ZIMMERMAN

                                            /s/ Michael Zimmerman
                                            -------------------------------
                                            Michael Zimmerman

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DATED:  June 17, 2005                       PRENTICE CAPITAL MANAGEMENT, LP
                                            By: Prentice Management GP, LLC,
                                            its General Partner

                                            /s/ Michael Zimmerman
                                            -------------------------------
                                            Name:  Michael Zimmerman
                                            Title: Managing Member

                                            MICHAEL ZIMMERMAN

                                            /s/ Michael Zimmerman
                                            -------------------------------
                                            Michael Zimmerman

                                   EXHIBIT 2

                        CLASS A STOCK PURCHASE AGREEMENT

         This Class A Stock Purchase Agreement (this "AGREEMENT") is made and effective as of June 10, 2005 and amended and restated as of June 16, 2005 by and among Gaiam, Inc., a Colorado corporation (the "COMPANY"), and each of the Purchasers identified in the signature pages attached hereto (each, a "PURCHASER" and collectively, the "PURCHASERS").

                                    RECITALS

         WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to sell to each of the Purchasers and each of the Purchaser desires to purchase from the Company certain shares of the Company's Class A Common Stock, $0.0001 par value per share (the "CLASS A STOCK"), as more fully set forth in this Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each of the Purchasers agree as follows:

         1. PURCHASE AND SALE OF STOCK.

         (a) AGREEMENT TO PURCHASE AND SELL CLASS A STOCK. Subject to the terms and conditions of this Agreement, each Purchaser severally agrees to purchase from the Company, and the Company agrees to issue and sell to each Purchaser at the Closing (as hereinafter defined), the number of shares of Class A Stock set forth below such Purchaser's name on the signature page to this Agreement for an aggregate for all Purchasers of 2,821,317 shares, at a purchase price of $6.63 per share. Notwithstanding the foregoing, the Company may, in its sole discretion, at any time prior to 9:00 a.m. (New York City time) on July 1, 2005, elect (via electronic mail, confirmed by telephone voicemail) to reduce the aggregate number of shares to be sold to the Purchasers pursuant to this Section 1 to one million (1,000,000) shares, and each Purchaser agrees to purchase its pro rata portion of the reduced number of shares, at a purchase price of $6.38 per share. The shares of Class A Stock to be sold to the Purchasers at the Closing are referred to herein as the "SHARES" and the purchase price for each Share to be sold hereunder is referred to herein as the "PURCHASE PRICE PER SHARE."

         (b) CLOSING. The closing of the purchase and sale of the Shares contemplated hereby (the "CLOSING") shall take place at the law offices of counsel to the Company, Bartlit Beck Herman Palenchar & Scott LLP, 1899 Wynkoop Street, Suite 800, Denver, Colorado 80202, at 10:00 a.m., local time, on the fourth business day following the date the Company makes its election pursuant to Section 1(a) (or, if no such election is made, on July 8, 2005), or on such other date or at such other time or location as the parties shall otherwise agree. The date of the Closing is hereinafter referred to as the "CLOSING DATE."

         (c) DELIVERY. Subject to the terms and conditions of this Agreement, at the Closing, (x) the Company shall deliver to each Purchaser (i) a stock certificate, registered in the name of each Purchaser, representing the number of shares of Class A Stock purchased by such Purchaser as designated on the signature page hereto and (ii) the legal opinion of the Company's outside counsel in the form of EXHIBIT A; and (y) each Purchaser shall deliver to the Company the aggregate Purchase Price Per Share set forth below such Purchaser's signature to this Agreement, in immediately available funds by wire transfer to an account designated in writing by the Company for such purpose.

         2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby makes the following representations and warranties to each of the Purchasers as of June 10, 2005 and as of the Closing Date:

         (a) ORGANIZATION AND QUALIFICATION. The Company is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is qualified to do business as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to (i) adversely affect the legality, validity or enforceability of this Agreement, (ii) have or result in a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or (iii) materially adversely impair the Company's ability to perform fully on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a "MATERIAL ADVERSE EFFECT").

         (b) AUTHORIZATION; ENFORCEMENT. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereunder have been duly authorized by all necessary action on the part of the Company and, except as set forth in this Agreement, no further consent or action is required by the Company, its Board of Directors or its shareholders. This Agreement has been (or upon delivery will be) duly executed by the Company and, when delivered in accordance with the terms, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicabilty affecting creditors' rights.

         (c) NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company's articles of incorporation, bylaws or other organizational or charter documents, or (ii) subject to obtaining the approvals described below, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument to which the Company or any of its subsidiaries is a party, or (iii) result in a violation by the Company or any of its subsidiaries of any law, rule, regulation, order, judgment, injunction or decree of any court or governmental authority to which the Company or such subsidiary is subject (including, assuming the accuracy of each of the Purchaser's representations and warranties contained in this Agreement, federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to have or result in a Material Adverse Effect.

         (d) FILINGS, CONSENTS AND APPROVALS. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of this Agreement, other than
(i) the filing of a current report on Form 8-K in connection with this Agreement, (ii) applicable Blue Sky filings, and (iii) in all other cases where the failure to obtain such consent, waiver, authorization or order, or to give such notice or make such filing or registration would not reasonably be expected to have or result in a Material Adverse Effect.

         (e) ISSUANCE OF THE SHARES. As of the Closing, the Shares will have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, free of all taxes, liens and charges with respect to the issuance thereof. The issuance of the Shares is not subject to any preemptive rights or rights of first refusal.

         (f) SEC REPORTS; FINANCIAL STATEMENTS. The Company has filed all reports required to be filed by it under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding June 10, 2005 (the foregoing materials being collectively referred to herein as the "SEC REPORTS" and, together with this Agreement and the Schedules to this Agreement, the "DISCLOSURE MATERIALS"). As of their respective dates, each of the SEC Reports, as of the date filed and as they may have been subsequently amended, (x) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the Exchange Act and the rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder, and (y) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as in effect at the time of filing, (ii) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto, and (iii) fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the respective dates thereof and the results of operations and cash flows for the periods then ended, except, in the case of unaudited financial statements, for the omission of footnotes and subject to normal and recurring year-end audit adjustments. All material agreements to which the Company is a party are included as part of or specifically identified in the SEC Reports.

         (g) COMPLIANCE. The Company is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any term or provision of any material indenture, loan or credit agreement or any other agreement or instrument to which it is a party (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not reasonably be expected to have or result in a Material Adverse Effect. The Company is not in violation of any term of its articles of incorporation, bylaws or other organizational or charter documents.

         (h) CAPITALIZATION. The authorized capital stock of the Company consists of (A) 150,000,000 shares of Class A Stock, of which 9,420,118 shares are issued and outstanding as of the May 3, 2005, (B) 50,000,000 shares of Class B Common Stock, $0.0001 par value per share (the "CLASS B STOCK"), of which 5,400,000 shares are outstanding as of May 3, 2005, and (C) 50,000,000 shares of Preferred Stock, $0.0001 par value per share (the "PREFERRED STOCK"), of which no shares are issued and outstanding as of June 10, 2005. All outstanding shares of capital stock have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with all applicable federal and state securities laws. Except as disclosed in the SEC Reports, as of March 31, 2005, there were no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, any shares of Class A Stock, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of Class A Stock, or securities or rights convertible or exchangeable into shares of Class A Stock.

         (i) MATERIAL CHANGES. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or should reasonably be expected to have a Material Adverse Effect, and (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the SEC.

         (j) NO GENERAL SOLICITATION. None of the Company, its affiliates or any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of Shares.

         (k) ACKNOWLEDGMENT REGARDING PURCHASERS' PURCHASE OF SHARES. The Company acknowledges and agrees that each Purchaser is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that each Purchaser is not acting as a financial advisor or fiduciary of the

Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by such Purchaser or any of its respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Purchaser's purchase of the Shares. The Company further represents to each Purchaser that the Company's decision to enter into this Agreement has been based solely on the independent evaluation of the Company and its representatives.

         (l) PRIVATE PLACEMENT. Assuming the accuracy of the Purchasers' representations and warranties set forth in Section 3, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchasers as contemplated hereby. The issuance and sale of the Shares hereunder does not contravene the rules and regulations of the NASDAQ National Market.

         (m) LISTING AND MAINTENANCE REQUIREMENTS. The Company's Common Stock is registered pursuant to Section 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from the NASDAQ National Market to the effect that the Company is not in compliance with the applicable listing or maintenance requirements thereof. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

         (n) APPLICATION OF TAKEOVER PROTECTIONS. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti takeover provision under the Company's Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under this Agreement, including without limitation the Company's issuance of the Shares and the Purchasers' ownership of the Shares.

         3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. Each Purchaser hereby represents warrants and covenants to the Company, severally as to itself only, as of the date and as of the Closing Date, as follows:

         (a) ORGANIZATION. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b) AUTHORIZATION; ENFORCEMENT. Such Purchaser has the requisite power and authority (corporate or other) to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by such Purchaser and the consummation by it of the transactions contemplated hereunder have been duly authorized by all necessary action on the party of such Purchaser. This Agreement has been (or upon delivery will be) duly executed by such Purchaser and, when delivered in accordance with the terms, will constitute the valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicable affecting creditors' rights.

         (c) INVESTMENT. Such Purchaser is acquiring the Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. Such Purchaser understands that the Shares to be purchased by such Purchaser have not been and will not be (except as contemplated by Section 6 of this Agreement) registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent as expressed herein.

         (d) EXPERIENCE; ACCREDITED INVESTOR. Such Purchaser has such knowledge and experience in financial or business matters that such Purchaser is capable of evaluating the merits and risks of the investment in the Shares and protecting its own interest in connection with such investment. Such Purchaser is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

         (e) RULE 144. Such Purchaser acknowledges that the Shares are restricted securities within the meaning of applicable securities laws, have not been registered under the Securities Act, and must be held indefinitely unless subsequently registered under the Securities Act and applicable state and other securities laws or unless an exemption from such registration is available. Such Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act that permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions. The Shares will bear a legend reflecting these conditions on transferability thereof and stop transfer instructions will be given to the Company's transfer agent accordingly.

         (f) INFORMATION. Such Purchaser has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management, an opportunity to review the Company's facilities, and an opportunity to obtain all information such Purchaser deems necessary in order to make the decision in invest in the Shares. Such Purchaser has had an opportunity to ask questions and receive answers from the Company's officers, employees and directors regarding the terms and conditions of the offering of the Shares.

         (g) FURTHER LIMITATIONS ON DISPOSITIONS. Without in any way limiting the representations set forth above, such Purchaser further agrees that, if at the time of any transfer of any Shares, such Shares shall not be registered under the Securities Act, prior to any disposition of all or any portion of the Shares, the Company may require, as a condition of allowing such transfer, that the holder or transferee furnish to the Company (i) such information as is appropriate to establish that such transfer may be made without registration under the Securities Act; and (ii) at the expense of the holder or transferee, an opinion of legal counsel designated by such holder or transferee and reasonably satisfactory in form and substance to the Company, to the effect that such transfer may be made without registration under the Securities Act. No such opinion of counsel shall be necessary for any transfer to any person or entity that is deemed to be an "affiliate" of such Purchaser for purposes of the Securities Act, if the transferee agrees in writing to be subject to the terms of this

Agreement to the same extent as if the transferee were an original Purchaser hereunder. Notwithstanding the foregoing, with the prior written consent of the Company, which consent shall not be unreasonably withheld, the Shares may be pledged in connection with a bona fide margin account or other loan secured by the Share and such pledge of Shares shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and no Purchaser effecting a pledge of Shares shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement; PROVIDED that in order to make any sale, transfer or assignment of Shares, such Purchaser and its pledgee must make such disposition in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

         (h) RESIDENCE. Such Purchaser is a resident of that jurisdiction specified in its address listed on the signature page to this Agreement.

         (i) CONFIDENTIALITY. Such Purchaser shall not disclose or provide to any other person or entity any non-public information or materials, or copies thereof, whatsoever about the Company, disclosed or made available to the Purchasers in connection with the transactions contemplated hereby, or in such Purchaser's capacity as a shareholder of the Company; PROVIDED, however, that such Purchaser may disclose such information to its legal and financial advisors in connection with advice to be rendered by them to such Purchaser, or to such Purchaser's investors or potential investors or affiliates, or to any transferee or potential transferee of the Shares if such transfer is made in compliance with the terms and conditions of this Agreement. Prior to such disclosure, such Purchaser shall advise such legal and financial advisors or Purchaser's investors or potential investors or affiliates, or transferees or potential transferees, as the case may be, that each of them shall not further disclose such information or materials to any person or entity or utilize such information or materials for the benefit of any person or entity other than the Company or the Purchasers, or such transferee in the capacity of a stockholder of the Company, or in connection with the transactions contemplated hereby. The nondisclosure obligations set forth above shall not apply to any information which the Company determines in writing shall not be the subject of such nondisclosure obligations nor shall such obligations apply to any information which, by applicable law, the Company may not prohibit the Purchasers from disclosing. Such Purchaser may disclose any information to any governmental authority having jurisdiction over it, provided that such Purchaser gives the Company reasonable advance written notice of such Purchaser's intent to disclose any information covered under this Section 3(i) unless such Purchaser is precluded from doing so by applicable law.

         (j) GENERAL SOLICITATION. Such Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

         (k) BROKER-DEALER. Neither such Purchaser nor any affiliate of such Purchaser is a registered broker-dealer under the rules and regulations of the SEC or the National Association of Securities Dealers, Inc.

         (l) NO SHORT POSITION. Neither such Purchaser nor any of its affiliates has an open short position in the Class A Stock, and such Purchaser agrees that it will not, and that it will cause its affiliates not to, engage in any short sales of, or hedging transactions with respect to the Class A Stock.

         4. CONDITIONS TO PARTIES' OBLIGATIONS.

         (a) CONDITIONS TO PURCHASERS' OBLIGATIONS AT THE CLOSING. The obligation of each Purchaser hereunder to purchase Shares at the Closing is subject to the fulfillment on or prior to the Closing of each of the following conditions, PROVIDED that these conditions are for each such Purchaser's sole benefit and may be waived by such Purchaser at any time in its sole discretion by providing the Company with written notice thereof.

              (i) REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company in Section 2 shall be true and correct when made, and shall be true and correct on and as of the Closing Date with the same force and effect as if they had been made on and as of the same date.

              (ii) COVENANTS. All covenants, agreements, and conditions in this Agreement required to be performed or complied with by the Company on or prior to the Closing shall have been performed or complied with in all material respects by the Company.

              (iii) STOCK CERTIFICATES. The Company shall have executed and delivered to such Purchaser the certificates representing the Shares being purchased by such Purchaser at the Closing (in such denominations as such Purchaser shall request in writing).

              (iv) NO INJUNCTIONS. No temporary restraining order, preliminary or permanent injunction or other order or decree, and no other legal restraint or prohibition shall exist which prevents or arguably prevents the consummation of the transactions contemplated by this Agreement, nor shall any proceeding have been commenced or threatened with respect to the foregoing.

              (v) OPINION OF COUNSEL. Such Purchaser shall have received an opinion of Bartlit Beck Herman Palenchar & Scott LLP, special counsel to the Company, dated the Closing Date, in substantially the form as attached hereto as EXHIBIT A.

              (vi) NO SUSPENSION OF TRADING. The Class A Stock shall not have been suspended by the NASDAQ National Market from trading on such market.

         (b) CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING. The Company's obligation to issue, sell and deliver the Shares at the Closing is subject to the fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Company at any time in its sole discretion by providing the Purchasers with written notice thereof.

              (i) REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Purchasers in Section 3 shall be true and correct when made, and shall be true and correct on and as of the Closing Date with the same force and effect as if they had been made on and as of the same date.

              (ii) PAYMENT OF THE PURCHASE PRICE. The Purchasers shall have delivered to the Company the aggregate Purchase Price Per Share for the Shares purchased at the Closing.

              (iii) COVENANTS. All covenants, agreements, and conditions in this Agreement required to be performed or complied with by the Purchasers on or prior to the Closing shall have been performed or complied with in all material respects by such Purchasers.

              (iv) NO INJUNCTIONS. No temporary restraining order, preliminary or permanent injunction or other order or decree, and no other legal restraint or prohibition shall exist which prevents or arguably prevents the consummation of the transactions contemplated by this Agreement, nor shall any proceeding have been commenced or threatened with respect to the foregoing.

         5. COVENANTS. The parties hereby covenant and agree as follows:

         (a) OBLIGATIONS. Each party shall use reasonable best efforts to satisfy in a timely manner each of the conditions to be satisfied by it as provided in Section 4(a) (in the case of the Company) or Section 4(b) (in the case of the Purchasers).

         (b) FORM D AND BLUE SKY. The Company agrees to file timely a Form D with the SEC with respect to the Shares as required under Regulation D and to provide a copy thereof to each Purchaser promptly after such filing. The Company shall, on or before the Closing, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Shares for, sale to the Purchasers at the Closing pursuant to this Agreement under applicable state securities or "Blue Sky" laws (or to obtain an exemption from such qualification).

         (c) REPORTING STATUS. With a view to making available to the Purchasers the benefits of Rule 144 promulgated under the Securities Act or any similar rule or regulation of the SEC that may at any time permit the Purchasers to sell securities of the Company to the public without registration ("RULE 144"), the Company shall take all action reasonably available to: (1) make and keep public information available, as those terms are understood and defined in Rule 144; and (2) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act. This
Section 5(c) shall terminate with respect to a Purchaser when such Purchaser is able to sell pursuant to Rule 144(k) all the shares of Class A Stock acquired hereunder then held by such Purchaser.

         (d) SEC FILINGS BY PURCHASERS. The Purchasers agree to file timely a Statement of Beneficial Ownership on Schedule 13D or such other filings as may be required by federal securities laws and the rules and regulations of the SEC with respect to the Shares.

         (e) LISTING OF COMMON STOCK. The Company hereby agrees to use best efforts to maintain the listing of the Class A Stock on the NASDAQ National Market, and as soon as reasonably practicable following the Closing to list all of the Shares on such trading market. The Company further agrees, if the Company applies to have the Class A Stock traded on any other trading market, it will include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed on such other trading market as promptly as possible.

         6. REGISTRATION RIGHTS.

         (a) DEFINITIONS. For purposes of this Section 6:

              (i) HOLDER. The term "HOLDER" means any shareholder owning of record Registrable Securities or any permitted assignee of record of such Registrable Securities to whom rights under this Section 6 have been duly assigned in accordance with this Agreement. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

              (ii) REGISTRATION. The terms "REGISTER," "REGISTERED," and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement.

              (iii) REGISTRABLE SECURITIES. "REGISTRABLE SECURITIES" means:

                    (A) all  the  shares  of  Class A  Stock  issued  under  the
              Purchase Agreement that are now owned or may hereafter be acquired by any Purchaser; and

                    (B) any shares of Class A Stock issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued) as a dividend or other distribution with respect to, or in exchange for or in replacement of, all such shares of Class A Stock described in clause (A) of this subsection 6(a)(iii); excluding in all cases, any shares of Class A Stock which have previously been registered or which have been sold to the public either pursuant to a registration statement or Rule 144, or which have been sold in a private transaction in which the transferor's rights under Section 6 of this Agreement are not assigned.

              (iv) REGISTRABLE   SECURITIES  THEN   OUTSTANDING.  The  number of
         shares of "REGISTRABLE SECURITIES THEN OUTSTANDING" shall mean the number of shares of Class A Stock which are Registrable Securities that are then (1) issued and outstanding or (2) issuable pursuant to the exercise or conversion of then outstanding and then exercisable or convertible and qualifying options, warrants or convertible securities.

              (v) REGISTRATION EXPENSES. "REGISTRATION EXPENSES" shall mean all expenses incurred by the Company in effecting any registration pursuant to this Agreement, including without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, Blue Sky fees and expenses, and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses or fees and disbursements of counsel for the Holders.

              (vi) SELLING EXPENSES. "SELLING EXPENSES" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder.

         (b) PIGGYBACK REGISTRATIONS.

              (i) NOTICE TO HOLDERS. The Company shall notify all Holders of Registrable Securities in writing at least fifteen (15) days prior to the filing (provided that the Company will use reasonable efforts to provide thirty (30) days notice if it can) of any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (whether in connection with a public offering of securities by the Company, a public offering of securities by shareholders of the Company, or both, but excluding a registration statement relating to any employee benefit plan or a corporate reorganization or other transaction on Form S-4, or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the resale of Registrable Securities) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder as set forth herein. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within fifteen (15) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein. The Company shall have no obligation to include any Registrable Securities of a Holder in a registration statement under this Section 6(b) if, in the reasonable opinion of counsel to the Company delivered to such Holder, all such Registrable Securities proposed to be sold by such Holder may be sold in a three (3) month period without registration under the Securities Act pursuant to Rule 144 under the Securities Act.

              (ii) UNDERWRITING. If the registration statement under which the Company gives notice under this Section 6(b) is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities in such notice. In such event, the right of any such
         Holder's Registrable Securities to be included in a registration pursuant to this Section 6(b) shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter(s) selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares that may be included in the underwriting shall be allocated first to the Company (if the Company is initiating the registration) or to the initiating shareholders on a pro rata basis (if such shareholders exercised a demand right to require the registration); second, to all Holders who are entitled to participate and who have elected to participate in the offering pursuant to this terms of this Agreement, on a pro rata basis based upon the total number of shares held by each such participating Holder that are subject to piggyback registration rights pursuant hereto; and, third, to any other shareholder of the Company on a pro rata basis (or, if the Company did not initiate the registration, to the Company). If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

              (iii) RIGHT TO TERMINATE REGISTRATION. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 6(b) prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 6(e).

         (c) DEMAND REGISTRATION.

              (i) RIGHT TO DEMAND REGISTRATION. In the event that a registration statement including all Registrable Securities has not been filed and declared effective by the SEC on or prior to March 15, 2006, the Holders shall have the right to demand, and the Company shall be obligated to effect, registration of the

         Registrable Securities on the terms and subject to the conditions set forth in this Section 6(c).

              (ii) PROCEDURE FOR MAKING DEMAND. Subject to the conditions of this Section 6(c), if, after March 15, 2006, the Company shall receive a written request from the Holders of at least 1,500,000 shares of Class A Stock (or, in the event only 1,000,000 Shares are sold pursuant to this Agreement, the Holders of at least 1,000,000 shares of Class A Stock) that constitute Registrable Securities (the "INITIATING HOLDERS") that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities for an anticipated aggregate offering price of not less than $5,000,000, then the Company shall, within thirty (30) days of the receipt thereof, give written notice of such request to all Holders and, subject to the limitations of this Section 6(c), effect as expeditiously as reasonably possible, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered. Notwithstanding the foregoing, any request for registration pursuant to Section 6(c) received by the Company during the period from the last business day of a calendar quarter until the date on which the Company publicly announces its earnings for such calendar quarter (the "BLACKOUT PERIOD") shall not be deemed to have been received by the Company for purposes of this Section until the Company publicly announces its earnings on the last day of the Blackout Period.

              (iii)  UNDERWRITING.  If   the   Initiating   Holders   intend  to
         distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as part of their request made pursuant to this Section 6(c) and the Company shall include such information in the written notice referred to in Section 6(c)(ii). In such event, the right of any Holder to include such
         Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided therein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter(s) selected for such underwriting by the Company (which managing underwriter(s) shall be reasonably acceptable to a majority in interest of the Initiating Holders). Notwithstanding any other provision of this Section 6(c), if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten (including the Registrable Securities) then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities pro rata based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

              (iv) MAXIMUM NUMBER OF DEMANDS. The Company shall be obligated to effect only two (2) such registrations pursuant to this Section 6(c); PROVIDED, however, that, if the Company shall provide the Holders the opportunity to participate in a registration pursuant to Section 6(b) covering all Registrable Securities and the Holders shall not elect to register all their Registrable Securities pursuant to such registration, then the Company shall be obligated to effect only one (1) such registration pursuant to this Section 6(c). The Company shall have no obligation with respect to any registration requested pursuant to this Section 6(c) if either the amount of Registrable Securities held by the Initiating Holders or the anticipated offering price of the Registrable Securities to be included in the registration does not equal or exceed the amount of Registrable Securities or anticipated offering price, respectively, required to originally trigger the Company's obligation to initiate such registration as specified in Section 6(c).

              (v) DEFERRAL. If the Company shall furnish, to Holders requesting a registration statement pursuant to this Section 6(c), a certificate signed by the President or Chief Executive Officer of the Company stating that, in the good faith judgment of its Board of Directors, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than sixty (60) days after receipt of the request of the Initiating Holders; PROVIDED that such right to delay a request shall be exercised by the Company not more than once during the period from the Closing until the second anniversary of the Closing. The Company shall also have the right to delay the filing of a registration requested pursuant to this Section 6(c) for up to thirty
         (30) days in order to attempt to arrange a private sale of the Registrable Securities for which registration is sought.

              (vi) DELAY IN EFFECTIVENESS OF REGISTRATION STATEMENT; LIQUIDATED DAMAGES. If a registration statement covering the resale of all Registrable Securities pursuant to Section 6(c) is not declared effective by the SEC on or before the date that is one hundred twenty
         (120) days after the date of the request delivered by the Initiating Holders pursuant to Section 6(c)(ii), as such date shall be extended by any deferral period pursuant to Section 6(c)(vi), then as the exclusive remedy for the harm to any Holder by reason of any such delay in or reduction of its ability to sell the shares of Class A Stock, the Company shall pay to the Holders on a pro rata basis relative to the number of Registrable Securities sought to be registered by each Holder pursuant to such registration an aggregate amount in cash equal to two percent (2%) per annum of the aggregate Purchase Price Per Share of such Registrable Securities sought to be registered for the first month in which such registration is not effective, three percent (3%) per annum of the aggregate Purchase Price Per Share of such Registrable Securities for the second month in which such registration is not effective, four percent (4%) per annum of the aggregate Purchase Price Per Share of such Registrable Securities for the third month in which such registration is not effective, and five percent (5%) per annum of the aggregate Purchase Price Per Share of such Registrable Securities for the fourth month in which such registration is not effective and for each month thereafter, in each case payable within ten business days of each such month end.

         (d) EXPENSES OF REGISTRATION. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Holders of the securities so registered pro rata on the basis of the number of shares so registered. The Company shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to Section 6(c), the request of which has been subsequently withdrawn by the Initiating Holders unless (i) the withdrawal is based upon material adverse information concerning the Company that the Company had not publicly revealed at least forty-eight (48) hours prior to the request or that the Company had not otherwise notified the Initiating Holders of at the time of such request or (ii) the Holders of a majority of Registrable Securities agree to forfeit their right to one requested registration pursuant to Section 6(c), in which event such right shall be forfeited by all Holders. If the Holders are required to pay the Registration Expenses, such expenses shall be borne by the Holders of securities (including Registrable Securities) requesting such registration in proportion to the number of shares for which registration was requested. If the Company is required to pay the Registration Expenses of a withdrawn offering pursuant to clause (i) above, then the Holders shall not forfeit their rights pursuant to Section 6(c).

         (e)   OBLIGATIONS   OF  THE  COMPANY.   When  required  to  effect  the
registration of any Registrable Securities pursuant to this Agreement, the Company shall keep each Holder participating in such registration advised in writing as to the initiation of each registration and as to the completion thereof, and shall, as expeditiously as reasonably possible:

              (i) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective;

              (ii) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

              (iii) Furnish to the Holders participating in such registration and the underwriters of the securities being registered such number of copies of the registration statement, preliminary prospectus, final prospectus, in conformity with the requirements of the Securities Act, and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

              (iv) Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

              (v) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting hereby agrees to also enter into and perform its obligations under such an agreement;

              (vi) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and

              (vii) Use  its  commercially  reasonable  efforts  to furnish,  on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters: (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, and (2) a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters.

         (f) DELAY OF REGISTRATION. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 6.

         (g) FURNISHING OF INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 6(b) or (c) that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.

         (h) INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under Sections 6(b) or (c):

              (i) BY THE COMPANY. To the extent permitted by law, the Company shall indemnify and hold harmless each Holder, the current and former partners, officers, directors and members of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, the "VIOLATIONS" and, individually, a "VIOLATION"):

                        (A) any  untrue  statement or  alleged untrue  statement
                  of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; or

                        (B) the  omission or  alleged omission  to state therein
                  a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                        (C) any  violation or  alleged violation  by the Company
                  of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement.

              The Company shall reimburse each such Holder, partner, officer, member or director, underwriter or controlling person for any documented legal or other expenses reasonably incurred by them, within one (1) month after a request for reimbursement has been received by the Company, in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, however, that the indemnity agreement contained in this subsection 6(h)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, member, director, underwriter or controlling person of such Holder.

              (ii) BY SELLING HOLDERS. To the extent permitted by law, each selling Holder shall severally, but not jointly, indemnify and hold harmless the Company, each of its directors, each of its officers who have signed such registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors, members or officers or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, member, controlling person, underwriter or other such Holder, partner or director, member, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation set forth in subsections 6(h)(i)(A) and (B) above, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder with respect to the Holder (and none other) for use in connection with such registration. Each such Holder shall reimburse any documented legal or other expenses reasonably incurred by the Company or any such director, officer, member, controlling person, underwriter or other Holder, partner, officer, member, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action within one (1) month after a request for reimbursement has been received by the indemnifying Holder; PROVIDED, however, that the indemnity agreement contained in this subsection 6(h)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and PROVIDED, further, that the total amounts payable in indemnity by a Holder under this subsection 6(h)(ii) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

              (iii) NOTICE. Promptly after receipt by an indemnified party under this Section 6(h) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 6(h), deliver to the indemnifying party a written notice of the commencement thereof. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6(h), but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 6(h).

              (iv) DEFECT ELIMINATED IN FINAL PROSPECTUS. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time such registration statement becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "FINAL PROSPECTUS"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

              (v) CONTRIBUTION.  If  the  indemnification  provided  for in this
         Section 6(h) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by such indemnified party with respect to such loss, liability, claim, damage or expense in the proportion that is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In any such case, (x) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (y) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

         (i) "LOCK-UP" AGREEMENT. Each Holder hereby agrees that prior to the second anniversary of the Closing, such Holder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Class A Stock (or other securities) of the Company held by such Holder (other than those included in the registration) for a period specified by the representative of the underwriters of Class A Stock (or other securities) of the Company not to exceed ten (10) day prior to and one hundred eighty (180) days following, the effective date of a registration statement of the Company filed under the Securities Act; PROVIDED that all officers and directors of the Company and holders of at least five percent (5%) of the Company's voting securities enter into similar agreements and only if such persons remain subject thereto (and are not released from such agreement) for such 180 day period. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter which are consistent with the foregoing or which are necessary to give further effect thereto.

         The obligations described in this Section 6(i) shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a SEC Rule 145 transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions with respect to the shares of Class A Stock (or other securities) subject to the foregoing restriction until the end of said one hundred eighty
(180) day period. Each Holder agrees that any transferee of any shares of Registrable Securities shall be bound by this Section 6(i).

         7. MISCELLANEOUS.

         (a) FEES AND EXPENSES. The Company agrees to pay to Prentice Capital Management, LP at Closing a fee equal to one and one-half percent (1-1/2%) of the aggregate Purchase Price Per Share payable by such Purchaser pursuant to
Section 1(c)(y), which payment may be deducted by such Purchaser from the aggregate Purchase Price Per Share to be paid by it pursuant to Section 1(c)(y). Except as expressly set forth in this Agreement to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the initial sale and issuance of the Shares.

         (b) PUBLICITY. Neither the Company nor any Purchaser shall issue any press release or make any other public announcement relating to this Agreement unless (i) the content thereof is mutually agreed to by the Company and the Purchasers, or (ii) such party is advised by its counsel that such press release or public announcement is required by law or, in the case of the Company, the rules of the Nasdaq Market. The Company shall issue a press release mutually agreed to by the Company and the Purchasers, disclosing the transactions contemplated hereby, and, on or prior to June 16, 2005, the Company shall file a Current Report on Form 8-K with the SEC describing the terms of the transactions contemplated by this Agreement in the form required by the Exchange Act.

         (c) ENTIRE AGREEMENT; AMENDMENTS. This Agreement contains the entire understanding of the parties with respect to the subject matter and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Agreement and its Exhibits and Schedules. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Purchasers of a majority of Class A Stock to be issued pursuant to Section 1; PROVIDED, however, that no such amendment shall increase the amount of Shares to be purchased by a Purchaser or the Purchase Price Per Share to be paid therefore without the consent of the affected Purchaser. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

         (d) NOTICES. Except as otherwise provided in this Agreement, any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 5:00 p.m. (Broomfield, Colorado time) on a business day, (ii) the business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Agreement later than 5:00 p.m. (Broomfield, Colorado time) on any date and earlier than 11:59 p.m. (Broomfield, Colorado time) on such date, (iii) the business day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

         If to the Company:            Gaiam, Inc.
                                       360 Interlocken Blvd.
                                       Broomfield, Colorado 80021
                                       (303) 222-3645
                                       Attn: Jirka Rysavy

         With a copy to:               Bartlit Beck Herman Palenchar & Scott LLP
                                       1899 Wynkoop Street, Suite 800
                                       Denver, Colorado 80202
                                       (303) 592-3100
                                       Attn: Thomas R. Stephens, Esq.

         If to a Purchaser:            To the address set forth under the
                                       Purchaser's name on the signature pages
                                       attached hereto.


         or such other address as may be designated in writing hereafter, in the same manner, by such person.

         (e) GOVERNING LAW. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Colorado, without regard to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Broomfield County for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of this Agreement). Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other reasonable costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

         (f) EXECUTION. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

         (g) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. No Purchaser may assign its rights under this Agreement to any person without the prior written consent of the Company, except that a Holder may assign its registration rights under Section 6 in connection with any transfer or assignment of Registrable Securities by such party, PROVIDED, that (i) such transferee or assignee acquires from such party all of the Registrable Securities then held by such party, (ii) such assigning or transferring party provides written notice thereof to the Company stating the name and address of the assignee or transferee and identifying the securities as to which the rights in question are being assigned or transferred, and (iii) the assignee or transferee agrees in writing to receive such assigned or transferred rights subject to the terms and conditions of this Agreement.

         (h) REPLACEMENT OF SHARES. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares.

         (i) LEGENDS. Each certificate representing the Class A Stock shall be endorsed with a legend referencing such restrictions of such rules and regulations of the SEC and such contractual restrictions as the Company deems appropriate and a legend in substantially the following form:

         THE SECURITIES REPRESENTED BY THIS CERTIFCATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Each certificate representing Class A Stock shall also bear any legend required by any applicable state or foreign securities laws. The Company need not register a transfer of Shares unless the conditions specified in the foregoing legends are satisfied. The Company may also instruct its transfer agent not to register the transfer of any of the Shares unless the conditions specified in the foregoing legend are satisfied.

         (j) REMOVAL OF LEGENDS AND TRANSFER RESTRICTIONS. The legend relating to the Securities Act endorsed on a stock certificate pursuant to Section 7(i) of this Agreement and the stop transfer instructions with respect to the Shares represented by such certificate shall be removed by the Company if such shares are sold pursuant to an effective registration statement under the Securities Act or Rule 144 or, in the event subsection (ii) below applies, are eligible to be sold and such holder provides to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that (i) a public sale, transfer or assignment may be made without registration or (ii) such shares may be sold pursuant to Rule 144(k) of the Securities Act.

         (k) INDEPENDENT NATURE OF PURCHASERS. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other

Purchaser under this Agreement. The decision of each Purchaser to purchase Shares pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser or any of its agents or employees shall have any liability to any other Purchaser (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

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                                       23

         IN WITNESS  WHEREOF,  the parties hereto have caused this Class A Stock
Purchase   Agreement  to  be  duly  executed  by  their  respective   authorized
signatories as of the date first indicated above.

                                     GAIAM, INC.


                                     By:    /s/Jirka Rysavy
                                            -------------------
                                     Name:  Jirka Rysavy
                                     Title: Chief Executive Officer


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                     SIGNATURE PAGES OF PURCHASERS' FOLLOW]

         IN WITNESS  WHEREOF,  the parties hereto have caused this Class A Stock
Purchase   Agreement  to  be  duly  executed  by  their  respective   authorized
signatories as of the date first indicated above.

                  PRENTICE CAPITAL PARTNERS, LP
                  By:  Prentice Capital GP, LLC, its general partner


                  By:    /s/Michael Weiss
                         -------------------
                  Name:  Michael Weiss
                  Title: Managing Director

                  Number of Shares to be acquired:       56,420  (22,962*)

                  Address:  c/o Prentice Capital Management, LP
                            623 Fifth Avenue, 32nd Floor
                            New York, NY 10022

                  Telephone:   212-756-8045
                  Email:       MichaelW@prenticecapital.com



                  PRENTICE CAPITAL PARTNERS QP, LP
                  By:  Prentice Capital GP, LLC, its general partner


                  By:    /s/Michael Weiss
                         -------------------
                  Name:  Michael Weiss
                  Title: Managing Director

                  Number of Shares to be acquired:       280,512  (114,166*)

                  Address:  c/o Prentice Capital Management, LP
                            623 Fifth Avenue, 32nd Floor
                            New York, NY 10022

                  Telephone:   212-756-8045
                  Email:       MichaelW@prenticecapital.com




* Shares to be acquired if only 1,000,000 Shares in the aggregate are acquired under the Agreement.

         IN WITNESS  WHEREOF,  the parties hereto have caused this Class A Stock
Purchase   Agreement  to  be  duly  executed  by  their  respective   authorized
signatories as of the date first indicated above.

                  PRENTICE CAPITAL OFFSHORE, LTD.
                  By:  Prentice Capital Management, LP, its investment manager


                  By:    /s/Michael Weiss
                         -------------------
                  Name:  Michael Weiss
                  Title: CFO

                  Number of Shares to be acquired:       927,471  (377,473*)

                  Address:  c/o Prentice Capital Management, LP
                            623 Fifth Avenue, 32nd Floor
                            New York, NY 10022

                  Telephone:   212-756-8045
                  Email:       MichaelW@prenticecapital.com



                  GPC XLIII, LLC
                  By:  Prentice Capital Management, LP, its advisor


                  By:    /s/Michael Weiss
                         -------------------
                  Name:  Michael Weiss
                  Title: CFO

                  Number of Shares to be acquired:       271,255  (110,399*)

                  Address:  c/o Prentice Capital Management, LP
                            623 Fifth Avenue, 32nd Floor
                            New York, NY 10022

                  Telephone:   212-756-8044
                  Email:       MichaelW@prenticecapital.com




* Shares to be acquired if only 1,000,000 Shares in the aggregate are acquired under the Agreement.

         IN WITNESS  WHEREOF,  the parties hereto have caused this Class A Stock
Purchase   Agreement  to  be  duly  executed  by  their  respective   authorized
signatories as of the date first indicated above.

                  S.A.C. CAPITAL ASSOCIATES, LLC
                  By: S.A.C Capital Advisors, LLC


                  By:  /s/Peter A. Nussbaum
                       --------------------
                       Peter A. Nussbaum
                       General Counsel

                  Number of Shares to be acquired:       1,285,659  (375,000*)

                  Address:  c/o S.A.C. Capital Advisors, LLC
                            72 Cummings Point Road
                            Stamford, CT 06902
                            Attention: General Counsel

                  Telephone:   212-756-8045
                  Email:       MichaelW@prenticecapital.com
                               PeterN@sac.com

                  Resident of Anguilla

* Shares to be acquired if only 1,000,000 Shares in the aggregate are acquired under the Agreement.

                                    EXHIBIT A

                               Opinion of Counsel